Exhibit 99.1

NEWS RELEASE

Toronto, Oct 9, 2018

Franco-Nevada To Release Third Quarter 2018 Results

Third Quarter Results Release:	November 5th after market close
Conference Call and Webcast:	November 6th 8:00 am ET
Dial‑in Numbers:	Toll‑Free: 1‑888‑390‑0546 International: 416‑764‑8688
Webcast:	www.franco‑nevada.com
Replay (available until November 13th):	Toll‑Free: 1‑888‑390‑0541 International: 416‑764‑8677 Pass code: 181248#

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Director, Corporate Affairs

416-306-6328

info@franco-nevada.com